TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2007 JAN 10 A 8:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

3 January 2007

07020215

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 4 December 2006 to 3 January 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Anna Bond

Rowan D J Adams
Deputy Company Secretary

PROCESSED

JAN 16 2007

THOMSON
FINANCIAL

Enc.

7 December 2006 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC announces a grant of options under the Tate & Lyle 2001 Sharesave Scheme. The date of grant is 5 December 2006 and the option price is 716 pence per share. The options granted are normally exercisable during the period from 1 March 2010 to 31 August 2010.

Grants were made to two executive directors of Tate & Lyle PLC as detailed below.

A grant of 1,319 options was made to John Nicholas. Following this transaction, Mr Nicholas now holds options over 71,221 ordinary shares in Tate & Lyle PLC.

A grant of 263 options was made to Stuart Strathdee. Following this transaction, Mr Strathdee now holds options over 449,491 ordinary shares in Tate & Lyle PLC.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

18 December 2006 – Tate & Lyle PLC

2007 CALENDAR YEAR PRICING ROUNDS

Tate & Lyle issues the following routine update regarding the 2007 calendar year pricing rounds.

Food & Industrial Ingredients, Americas has substantially completed the negotiation of its 2007 calendar year sales contracts. There was a small loss in sweetener volume as it sought to increase margins in a rising corn market at the end of the negotiating period. Total sweetener margins for the 2007 calendar year are expected to be higher, much as anticipated. We also anticipate achieving higher total net margins on both value added food and industrial ingredients.

Our expectations for margins on ethanol sales, which represent a small proportion of Food & Industrial Ingredients, Americas' overall sales, remain consistent with our assumptions for our new facility in Fort Dodge, Iowa. Higher corn costs and lower gasoline prices mean that 2007 ethanol margins are expected to be substantially lower than those achieved in the current financial year.

Recent comments from the EU Agriculture Commissioner regarding the slow surrender of quota to the restructuring fund have heightened concerns over a continuation of oversupply of sugar in the sugar year ending 30 September 2008. Against this background, we now think it unlikely that any recovery in sugar pricing will occur during the 2007 calendar year. This reinforces our decision to surrender beet sugar quota at Eastern Sugar, where negotiations are ongoing.

The pricing round for Food & Industrial Ingredients, Europe is (as is normal for this time of year) at an early stage. So far satisfactory progress is being made to recover higher raw material and energy costs.

END

CONTACTS
Ferne Hudson, Head of Media and Press Relations
Tel: 020 7626 6525 or Mobile 07713 067433

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

29 December 2006

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital consists of 489,639,254 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Tate & Lyle PLC is 489,639,254.

The above figure (489,639,254) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

Tate & Lyle PLC – 2 January 2007

Notification of change in Director's details

Sir David Lees, Chairman of Tate & Lyle PLC, retired from the Board of Directors of Brambles Limited on 31 December 2006.

This disclosure is made to comply with LR 9.6.14 R of the listing rules.

Rowan Adams
Deputy Company Secretary